SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For June 19, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item

1.	English translation of letter regarding the press release regarding offer to exchange notes presented to the Buenos Aires Stock Exchange on June 17, 2003.

2.	Press release regarding offer to exchange notes dated June 17, 2003.

Item 1

Buenos Aires, July 17, 2003

Messrs.

Bolsa de Comercio de Buenos Aires

Re: Offer to Exchange Notes (Obligaciones Negociables -Negotiable Obligations). Press Release.

Dear Sir:

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to attach the Press Release issued by our company in connection with the Offer to Exchange Notes.

Yours sincerely,

Manuel Alvarez Trongé

Responsible for Market Relations

BCBA TASA 34

Item 2

Press Release

Telefónica de Argentina S.A.

FOR IMMEDIATE RELEASE

Telefónica de Argentina Announces Commencement of Exchange Offers

Buenos Aires, June 17, 2003—Telefónica de Argentina S.A. (“TASA”) announced that today it has commenced an offer to exchange two series of existing TASA notes for two new series of TASA notes plus a cash payment, and an offer to exchange two series of existing notes issued by TASA’s holding company, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), for two new series of TASA notes plus a cash payment. TASA’s 9.875% notes due 2006 that were issued last year are not part of the exchange offers.

In addition, TASA has agreed with its main indirect shareholder, Telefónica Internacional S.A. (“TISA”), that immediately after the consummation of the exchange offer for Cointel notes, TASA will transfer all of the acquired Cointel notes to TISA in exchange for a like reduction of TASA’s short term indebtedness owed to TISA. As a result of the proposed overall transaction, TASA will not be increasing its net debt position.

TASA is also soliciting proxies from the holders of the TASA and Cointel existing notes subject to the exchange offers to amend or eliminate substantially all of the covenants and events of default contained in those notes.

The terms of the exchange offers and proxy solicitations are as follows:

•	For each U.S.$1,000 principal amount of TASA’s existing U.S.$300 million 11.875% Notes due 2004, TASA is offering to exchange:
•	For holders tendering before the proxy delivery deadline, U.S.$850 principal amount of newly issued 11.875% Notes due 2007 and U.S.$150 in cash (U.S.$75 of which constitutes a proxy payment).
•	For holders tendering after the proxy delivery deadline, U.S.$925 principal amount of newly issued 11.875% Notes due 2007 and U.S.$75 in cash.
•	For each U.S.$1,000 principal amount of TASA’s existing U.S.$368.5 million 9.125% Notes due 2008, TASA is offering to exchange:
•	For holders tendering before the proxy delivery deadline, U.S.$900 principal amount of newly issued 9.125% Notes due 2010 and U.S.$100 in cash (U.S.$50 of which constitutes a proxy payment).
•	For holders tendering after the proxy delivery deadline, U.S.$950 principal amount of newly issued 9.125% Notes due 2010 and U.S.$50 in cash.
•	For each U.S.$1,000 principal amount of Cointel’s existing U.S.$225 million 8.85% Series A Notes due 2004, TASA is offering to exchange:
•	For holders tendering before the proxy delivery deadline, U.S.$850 principal amount of newly issued TASA U.S. dollar-denominated 8.85% Notes due 2011 and U.S.$150 in cash (U.S.$75 of which constitutes a proxy payment).

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•	For holders tendering after the proxy delivery deadline, U.S.$925 principal amount of newly issued TASA U.S. dollar-denominated 8.85% Notes due 2011 and U.S.$75 in cash.
•	For each Ps.1,000 principal amount of Cointel’s existing Ps.175 million 10.375% Series B Notes due 2004, TASA is offering to exchange either:
•	For holders tendering before the proxy delivery deadline, the U.S. dollar equivalent of Ps.850 principal amount of newly issued TASA U.S. dollar-denominated 8.85% Notes due 2011, calculated using the forward exchange rate as described in the relevant prospectus, and Ps.150 in cash (Ps.75 of which constitutes a proxy payment).
•	For holders tendering after the proxy delivery deadline, the U.S. dollar equivalent of Ps.925 principal amount of newly issued TASA U.S. dollar-denominated 8.85% Notes due 2011, calculated using the forward exchange rate as described in the relevant prospectus related to the exchange offer, and Ps.75 in cash.

or,

•	For holders tendering before the proxy delivery deadline, Ps.850 principal amount of newly issued TASA peso-denominated Conversion Notes due 2011 and Ps.150 in cash (Ps.75 of which constitutes a proxy payment).
•	For holders tendering after the proxy deliver deadline, Ps.925 principal amount of newly issued TASA peso-denominated Conversion Notes due 2011 and Ps.75 in cash.

The new Conversion Notes will be initially denominated in Argentine pesos and accrue interest at 10.375% until August 1, 2004. Thereafter, the new Conversion Notes will be denominated in U.S. dollars and accrue interest at 8.85%. The principal amount of the new Conversion Notes will be converted from pesos into U.S. dollars at the average reference spot exchange rate quoted by the Argentine Central Bank for the last five available trading days ending on or prior to July 30, 2004.

The proxy delivery deadline is at 5:00 p.m. New York City time, on June 30, 2003, unless extended. Each of the exchange offers expire at 11:59 p.m. New York City time, on July 15, 2003, unless extended. Holders wishing to accept the exchange offers should tender their notes sufficiently in advance of these dates to allow enough time for processing.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on TASA’s financial condition, TASA and Cointel are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable them to meet their debt obligations. In addition, as a result of the devaluation of the peso and the pesification and freezing of TASA’s tariffs, TASA’s internally generated funds alone are not sufficient for TASA to meet its substantial short-term debt obligations, and may not be sufficient to meet TASA and Cointel’s debt obligations maturing or subject to repurchase in 2004.

Cointel is a holding company whose only significant asset is its 64.83% interest in TASA. Cointel’s only significant source of cash flows is from liquidity and subsequent dividend payments made by TASA. Cointel bondholders that participate in the exchange offers will become creditors of TASA, the operating company.

Holders who tender their notes will be receiving any accrued and unpaid interest up to, but not including, the settlement date for the exchange offers for those existing notes. The exchange

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offers are subject to customary conditions, which TASA may waive, including the condition that 90% of the outstanding principal amount of each series of existing notes be validly tendered prior to the expiration date of the exchange offer. None of the exchange offers is conditioned upon the success of any other exchange offer. Should less than all of the exchange offers be consummated, TASA may accept for exchange those notes that are tendered in those exchange offers where all of the conditions to such exchanges have been met or waived by TASA.

Morgan Stanley & Co. Incorporated (including its affiliates) will act as dealer manager for the exchange offers. BBVA Banco Francés S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina, Tel.: +54-11-4346-4600) will act as solicitation agent in Argentina, D.F. King & Co., Inc. will act as the information agent and the Bank of New York will act as the exchange agent for the exchange offers.

Prospectuses are being mailed to holders of record of those notes offered to be exchanged. Copies of the prospectuses may be obtained by calling D.F. King & Co., Inc., at +1-800-549- 6697 or 212-269-5550, or by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

A registration statement relating to the new securities has been filed with the Securities and Exchange Commission and has been declared effective. These securities may not be sold nor may offers to buy be accepted prior to the time the company has obtained the necessary authorization from the Comisión Nacional de Valores of Argentina. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or Argentina in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or Argentina.

You may read a copy of our registration statement and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional office in New York City. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Any questions regarding the exchange offer may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley

Simon Morgan	+1-212-761-2219
Heather Hammond	+1-212-761-1893

Telefónica de Argentina S.A.

Telefónica de Argentina is a licensed supplier of wireline public telecommunications services and basic telephone services in Argentina. Basic telephone services include (1) the supply of fixed telecommunications connections which form part of the public telephone network or are

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connected to such network and (2) the provision through these links of local, domestic long distance and international telephone services.

Compañía Internacional de Telecomunicaciones S.A. is a holding company that conducts business through its controlling interest in Telefónica de Argentina. Its only significant asset is its ownership of 64.8% of Telefónica Argentina’s capital stock and its only significant source of cash inflows is from dividends paid on this stock. Cointel’s current shareholders consist of three affiliates of Telefónica S.A., which together beneficially own approximately 100% of Cointel’s capital stock.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: June 19, 2003